

June 29, 2010

<u>VIA U.S. Mail and Facsimile</u>

Ronald J. Santilli
Chief Financial Officer
Cutera, Inc.
3240 Bayshore Blvd.
Brisbane, CA 94005

> **Re: Cutera, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **File No. 000-50644**

Dear Mr. Santilli:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Ronald J. Santilli
Cutera, Inc.
June 29, 2010
Page 2

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Significant Business Trends, page 31

1.   We reference the disclosure on page 31 that you instituted an aggressive program including headcount reductions and cost reduction measures during the first half of 2009. We also note that you continue to attribute decreases in operating expenses to your restructuring efforts during 2009. To the extent that this is part of a restructuring plan, please tell us where you have provided the disclosures required by FASB ASC 420-10-50 and SAB Topic 5.P.4.

Results of Operations, page 36

Total Revenue, page 36

2.   We see that you attribute the decrease in net sales to the global recession and the difficulty for customers to obtain credit financing. In future filings, please also include a discussion of the underlying reasons product revenue has decreased. For example, you could discuss fluctuations in volume sales or unit price of particular products. Or you could discuss changes in sales or geographic mix and why such changes impacted revenues. As a related matter, if you attribute the changes in revenue to multiple factors, please quantify the impact of each factor on the financial statement line item.

Liquidity and Capital Resources, page 40

3.   We see from page 16 that you reserved a significant accounts receivable from a customer due to financial difficulties. In future filings, your discussion of liquidity and capital resources should include a substantive discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Refer to Rule 303 of Regulation S-K.

Consolidated Financial Statements

Note 10. Segment, Geographic and Major Customer Information, page 67

4.   We reference the disclosure on page 67 that you operate in one segment in the business of aesthetic laser and other light-based systems. We also note that you entered into a distribution arrangement pursuant to which you will sell skin care

products or cosmeceuticals manufactured by other companies. Please tell us how you considered that you have more than one segment under FASB ASC 280.

Item 11. Executive Compensation, page 73

5.   Based upon our review of the Part III information that you have incorporated by reference from your proxy statement into your Form 10-K, it does not appear that you included any disclosure in response to Item 402(s) of Regulation S-K in your proxy statement. Please advise us of the basis for your conclusion that such disclosure was not necessary and describe the process you undertook to reach that conclusion.

Item 12. Certain Relationship and Related Transactions, page 73

6.   Please tell us where you have added the disclosure required by Item 404(b) of Regulation S-K and how you intend to address this disclosure requirement in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or Jay Mumford at (202) 551-3637 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief